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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ampco-Pittsburgh Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
032037 10 3
(CUSIP Number)
Louis Berkman
c/o The Louis Berkman Investment Company
P.O. Box 820
Steubenville, Ohio 43952
(614) 283-3722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Investment Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	54-2095416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		2,363,842

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,363,842

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,363,842

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: Louis Berkman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		335,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,366,108(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		335,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

2,366,108(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,701,108(1), (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes options to purchase 120,000 Common Shares.
(2) Includes 2,363,842 shares owned by The Louis Berkman Investment Company, which is substantially controlled by Mr. Berkman. Includes the following shares to which Mr. Berkman has disclaimed beneficial ownership: 1,266 shares hold by the Louis and Sandra Berkman Foundation, of which Mr. Berkman is a trustee, and 1,000 shares owned by his wife.

ITEM 1. SECURITY AND ISSUER
     This Statement relates to the Common Stock, par value $1.00 per share (“Common Shares”) of the Ampco-Pittsburgh Corporation (the “Issuer”), 600 Grant Street, Suite 4600, Pittsburgh, Pennsylvania 15219.
ITEM 2. IDENTITY AND BACKGROUND
     (a) — (f) This statement is being filed by Louis Berkman, 433 Braebarton Boulevard, Steubenville, Ohio 43952 and The Louis Berkman Investment Company (“LBIC”), an Ohio corporation controlled by Mr. Berkman, P.O. Box 820, Steubenville, Ohio 43952. Mr. Berkman and LBIC are hereinafter collectively referred to as the “Reporting Persons.” LBIC is a holding company and its principal business is the acquisition and sale of equity and debt securities.
     The names, addresses, principal occupations of the directors and executive officers of LBIC are set forth in Appendix A attached hereto. Such information is incorporation herein by reference. All directors and executive officers of the LBIC are citizens of the United States.
     During the last five years, neither of the Reporting Persons nor any of the directors and executive officers of LBIC have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As a result of a corporate reorganization of entities controlled by Mr. Berkman, on December 31, 2002, The Louis Berkman Realty Company (formerly known as The Louis Berkman Company) (“Realty”) transferred 2,363,842 Common Shares of the Issuer to LBIC.
ITEM 4: PURPOSE OF THE TRANSACTION
     Realty acquired, and the Reporting Persons continue to hold, their respective Common Shares for the purpose of investment. Mr. Berkman is Chairman Emeritus of the Board of Directors of the Issuer and has been active in the Issuer’s management for many years. The Reporting Persons reserve the right at any time and from time to time to acquire additional securities of the Issuer, and/or to dispose of such securities. However, as of the date of this statement, the Reporting Persons do not have any plan or proposal which relates to or could result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) — (b) The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference.
     Other than Mr. Berkman, the only other officer and/or director of LBIC who beneficially owns Common Shares is Robert A. Paul. As of the date of this report, Mr. Paul, the Chairman of the Issuer, beneficially owns 177,922 Common Shares of the Issuer (excluding 2,363,842 Common Shares owned by LBIC), which includes
•	options to purchase 120,000 Common Shares;

•	1,266 Common Shares held by The Louis and Sandra Berman Foundation, of which Mr. Berkman and Mr. Paul are trustees (Mr. Paul disclaims beneficial ownership of such shares); and

•	13,767 Common Shares owned by Mr. Paul’s wife, who is the daughter of Mr. Berkman (Mr. Paul disclaims beneficial ownership of the shares owned by his wife).
     Mr. Berkman and Mr. Paul share voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman Foundation. Mr. Paul has sole voting and dispositive powers over the 162,889 Common Shares owned directly by him.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     All shareholders of the Issuer have contingent rights under a Shareholder Rights Plan (the “Plan”) in the event someone acquires 20% or more of the Issuer’s Common Shares without the prior approval of the Independent Directors of the Issuer’s Board. Mr. Berkman and LBIC are grandfathered under the Plan until such time as they, together with their affiliates and associates, hold 30% or more of the Common Shares outstanding.
     Mr. Paul has an agreement with the Issuer providing for compensation equal to five times his annual compensation in the event his employment is terminated after a change in control. Mr. Paul is also a participant in the Issuer’s Supplemental Executive Retirement Plan (“SERP”), which provides that a change of control triggers the right to a lump sum payment equal to the present value of a participant’s vested benefit under the SERP. For purposes of the above change of control arrangements and SERP, a “change of control” is defined to include (i) the acquisition by any person (other than Mr. Berkman or Mr. Paul) of 50% or more of the issuer’s voting securities; (ii) a change in the majority of the Board; (iii) the approval by the shareholders of the Issuer of a merger or consolidation involving the Issuer in which the Common Shares of the Issuer are converted into shares of another corporation or into cash or other property; or (iv) the approval by the shareholders of the Issuer of a plan of complete liquidation of the Issuer or the sale of all or substantially all of the Issuer’s assets followed by a distribution of the proceeds to the shareholders.
     Except as set forth in the Schedule 13D, none of the Reporting Persons or (to the best of the Reporting Persons’ knowledge) none of the persons named in Item 2 hereof or in Appendix A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2006

/s/ Louis Berkman

Louis Berkman

THE LOUIS BERKMAN INVESTMENT COMPANY

/s/ Scott Stevens

By: Scott Stevens
Its: Vice President — Finance

APPENDIX A

Name and Business Address	Residence Address	Office	Present Principal Position
Louis Berkman P.O. Box 820 Steubenville, OH 43952	433 Braebarton Blvd. Steubenville, OH 43952	Director, Chairman, and Treasurer of The Louis Berkman Investment Company	Same as Office

Robert A. Paul 600 Grant St., Suite 4600 Pittsburgh, PA 15219	1236 Squirrel Hill Avenue Pittsburgh, PA 15217	Director, President, Assistant Secretary, and Assistant Treasurer of The Louis Berkman Investment Company	Chairman of the Board of Directors and Chief Executive Officer of Ampco-Pittsburgh Corporation, 600 Grant Street, Suite 4600, Pittsburgh, PA 15219

Scott W. Stevens P.O. Box 820 Steubenville, OH 43952	135 Preston Road, Steubenville, OH 43952	Director and Vice President — Finance of The Louis Berkman Investment Company	Same as Office

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement